

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 7, 2009

Mr. Kenneth D. McCuskey
Sauer-Danfoss, Inc.
2800 East 13th Street
Ames, Iowa 50010

> **RE: Sauer-Danfoss, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 24, 2009**
> **File # 1-14097**

Dear Mr. McCuskey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant